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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                          Onyx Acceptance Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   682914106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    John W. Hall, 27051 Towne Centre Drive,
                        Foothill Ranch, California 92610
                                 (949) 465-3500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 31, 1996
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (However, see the notes).

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

                                       13D

CUSIP No. 682914106

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John W. Hall
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER

       SHARES             1,044,197(1)
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

     REPORTING            1,044,197(1)
                      ----------------------------------------------------------
       PERSON         10  SHARED DISPOSITIVE POWER

        WITH
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,044,197(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      17.5%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

(1) Includes 753,566 shares issuable to Mr. Hall upon exercise of options. Of the 753,556 shares issuable upon exercise of options, 628,873 shares are issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days of January 5, 2004, and 124,693 shares are issuable upon the exercise of options that will become exercisable at various times between the end of such 60 day period and January 2, 2008.

(2) Based on 5,219,264 shares of common stock outstanding on January 5, 2004, as provided to Mr. Hall by the issuer and 753,566 shares subject to options granted to Mr. Hall. For the purposes of computing Mr. Hall's percentage ownership, shares subject to all such options held by Mr. Hall are treated as outstanding and beneficially owned by Mr. Hall.

Item 1. Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $0.01 (the "Common Stock") of Onyx Acceptance Corporation (the "Issuer"), a Delaware corporation. The principal executive office of the Issuer is located at 27051 Towne Centre Drive, Foothill Ranch, California 92610.


Item 2. Identity and Background.

         This statement is filed on behalf of John W. Hall, an individual. Mr. Hall's principal occupation is President and CEO of Onyx Acceptance Corporation whose principal executive office is located at 27051 Towne Center Drive, Foothill Ranch, California 92610. Mr. Hall is also a member of the Board of Directors of the Issuer, a consumer finance company specializing in motor vehicle retail installment contracts, at the address listed above.

         During the past five years, Mr. Hall has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws. Mr. Hall is a United States citizen.


Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Hall (himself or in trust for his minor children) owns 290,631 shares of the Issuer's Common Stock. He acquired 212,357 shares as founder's stock prior to the Issuer's initial public offering in March 1996, 56,431 shares through the exercise of stock options and 21,843 shares by purchases through Broker-assisted purchases on the open market. All acquisitions were with Mr. Hall's personal funds. His purchases since the Issuer's initial public offering were as follows:

Stock Option Exercise (Date, Shares, Price)

Date of Transaction      Amount of Securities     Price Per Share     Total Funds Required
-------------------      --------------------     ---------------     --------------------

    10/31/2003                 1,370                   $0.51              $   698.70
    12/16/2003                 4,500                   $0.51                2,295.00
    1/5/2004                  50,561                   $0.51               25,786.11
                              ------                                      ----------
    Total                     56,431                                      $28,779.81
                              ======                                      ==========

Broker-assisted purchases (Date, Shares, Price)

Date of Transaction      Amount of Securities     Price
-------------------      --------------------     -----
7/24/1996                     1,000               $12.06
7/24/1996                     4,000               $12.19
7/25/1996                         6               $21.92
10/18/1996                    4,800               $10.50
3/3/1998                      2,500               $ 9.00
3/4/1998                      2,500               $ 9.00
3/5/1998                      5,000               $ 9.13
6/10/1998                       150               $10.13
9/1/1998                        150               $ 7.00
8/31/2000                       390               $ 3.75
11/24/2000                      450               $ 3.25
5/25/2001                       225               $ 3.90
6/4/2002                        330               $ 4.93
11/6/2002                       222               $ 3.37
11/17/2003                      120               $11.60
                             ------
                             21,843
                             ======

Item 4. Purpose of Transaction.

         Mr. Hall has acquired the Issuer's securities for investment purposes and may acquire additional shares for this purpose or dispose of such shares.


Item 5. Interest in Securities of the Issuer.

         (a) - (b) According to information provided to Mr. Hall by the Issuer, a total of 5,219,264 shares of Common Stock were outstanding as of January 5, 2004. Mr. Hall beneficially owns 1,044,197 shares of the Issuer's Common Stock, of which 288,594 shares are owned by him directly, 2,037 shares are owned by his minor children and 753,566 shares are subject to options granted to him. Mr. Hall has the power to vote or to direct the vote and to dispose or to direct the disposition of all shares owned by him or his minor children. Of the 753,566 shares subject to options, 628,873 shares are issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days of January 5, 2004, and 124,693 shares are issuable upon the exercise of options that will become exercisable at various times between the end of such 60 day period and January 2, 2008. Shares beneficially owned by Mr. Hall represent 17.5% of the Issuer's outstanding Common Stock. This is based on 5,219,264 shares of Common Stock outstanding at January 5, 2004, as provided to Mr. Hall by the Issuer, and 753,566 shares subject to options granted to Mr. Hall, all of which are treated as outstanding and beneficially owned by Mr. Hall for the purposes of computing Mr. Hall's percentage ownership.

         (c) During the past 60 days, Mr. Hall has effected the following acquisitions of the Common Stock of the Issuer as follows:

                  2. Broker-assisted purchases by exercise of stock options shares were purchased directly from the Issuer by payment of the exercise price with Mr. Hall's personal funds:

Date of Transaction    Amount of Securities   Price per Share    Total Funds Required
-------------------    --------------------   ---------------    --------------------
     12/16/2003                4,500               $0.51               $ 2,295.00

     01/05/2004               50,561               $0.51               $25,786.11
                              ------
     Grand Total              55,061
                              ======

         (d)      None.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         2,037 shares are held in trust for Mr. Hall's children. Mr. Hall has voting and disposition power with respect to such shares. As described in Item 5 of this Schedule 13D, Mr. Hall holds options to purchase up to 753,566 shares of the Issuer's Common Stock, including 628,873 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days of January 5, 2004, and 124,693 shares issuable upon the exercise of options that will become exercisable at various times between the end of such 60 day period and January 2, 2008.


Item 7. Materials to be Filed as Exhibits.

         None.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 2004                  /s/ John W. Hall
                                          --------------------------------------
                                          John W. Hall